Notice of Exempt Solicitation

NAME OF REGISTRANT: Merck

NAME OF PERSON RELYING ON EXEMPTION: Oxfam America

ADDRESS OF PERSON RELYING ON EXEMPTION: 226 Causeway Street, Boston, MA 02114

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues

Oxfam America, Inc. and co-filer, Benedictine Sisters of Baltimore, Emmanuel Monastery, urge you to vote FOR Proposal 6 at the Annual Meeting of Merck and Co., Inc. (NYSE:MRK) on May 28, 2019.

I. Summary of Resolution

RESOLVED that shareholders of Merck & Co., Inc. (“Merck”) urge the Board of Directors to adopt a policy that the Compensation and Benefits Committee (the “Committee”) must approve a proposed sale of Compensation Shares by a senior executive during a buyback and, for each such approval granted, explain in writing, for inclusion in Merck’s proxy statement for the relevant period, why the Committee concluded that approving the sale was in Merck’s long-term best interest.[1]

Supporting Statement

•	Senior executive compensation arrangements can, and should, encourage investment in innovation and the workforce, promote ethical behavior, and align the interests of senior executives with long-term shareholder value.

•	The lack of Board oversight over the timing of compensation shares by senior executives to coincide with a buyback period poses serious risks to the long-term value orientation which equity compensation is meant to foster.

OXFAM AMERICA
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TEL +1 (202) 496 1180 | Fax +1 (202) 496 1190 | www.oxfamamerica.org

[o]	A 2018 study by SEC Commissioner Jackson’s staff found that sales of company stock by insiders increased significantly following the announcement of a share repurchase, concluding that such buybacks “give executives an opportunity to take significant cash off the table, breaking the pay-performance link.” [2] Following the 2017 U.S. corporate tax reform, many investors have questioned the choice of using excess capital to repurchase company stock instead of investing in innovation or the workplace.

o	Merck more than doubled its share repurchases to $9 billion last year, up from $4 billion in 2017. The company’s spending on research and development (R&D), meanwhile, dropped by $456 million between 2017 and 2018.

o	In less than nine months during this busy buyback period (2018), Merck’s CEO sold $110 million of stock, far surpassing peer CEOs in this respect. While these actions do not run afoul of the company’s stock ownership policy, this example calls into question whether the intentions and effects of company’s stock buyback program, which has surged since the 2017 tax reform, are aimed at maximizing investors’ long-term value.

•	We believe that Merck’s Board of Directors should pay very close attention to the implications of executive sales during a buyback for the link between pay and performance. To that end, we urge Merck’s Compensation Committee to approve sales of shares acquired through equity compensation programs and, if approval is granted, disclose to shareholders, in writing, why the sale is in the company’s long-term best interests.

II. Arguments in Favor of a “Yes” Vote

We believe that senior executive incentive compensation arrangements should not just encourage executives to achieve short-term financial objectives, but also reward investment in innovation and the workforce, promote ethical behavior, and align the interests of senior executives and long-term shareholder value.

Allowing senior executives to cash out during a buyback period—without being required to articulate a justification of how this action serves the company’s long-term interest—poses serious risks to the long-term orientation which equity compensation is meant to foster.

1.	Record levels of share repurchases in publicly-listed companies in 2018 coincided with significant increases in insider sales, posing risks to investors.

Rather than boosting investments in innovation and the workplace, share repurchases in the U.S. reached record levels in 2018 following the 2017 Tax Cuts and Jobs Act.3 A 2018 study by Commissioner Robert Jackson’s staff found that sales of company stock by insiders increased significantly following buyback announcements: The number of companies with at least one insider selling in the eight days after an announcement was double the number absent a buyback, and the average daily trade size was five times larger. Insiders benefited from a stock price bump following the announcement, which averaged over 2.5%. Commissioner Jackson concluded that buybacks “give executives an opportunity to take significant cash off the table, breaking the pay-performance link.”4

The opportunistic selling Commissioner Jackson found in his study is one of a larger set of concerns around executives’ incentives to engage in buybacks. Buybacks have reached record levels: “From 2003 through 2012, 449 S&P 500 companies dispensed 54% of earnings, equal to $2.4 trillion, buying back their own stock, almost all through open-market repurchases.”5 Although the 2017 tax cuts were promoted as likely to drive capital spending and investment by U.S. businesses, the first three quarters of 2018 saw direct business investment increase by only 8.2%, while buybacks grew by 71% in 2018.6 What’s more, the overwhelming majority (84%) of respondents to a National Association of Business Economics survey indicate that the corporate tax reform has not changed their firms’ hiring or investment plans.7

Importantly, the concern here is not per se the level of buybacks, or the level of sales of compensation shares. It is the timing of these two phenomena that poses the risk that key capital allocation decisions which senior executives make may be driven by personal incentives at the expense of long-term shareholder interest. Academics and the financial press have noted that top managers, who make capital allocation decisions, have incentives to favor buybacks.8 Some have remarked that two aspects of top executive pay design—the use of earnings per share (EPS) as a metric (which Merck does) and the proportion of total pay made up of options and stock—may encourage executives to buy back stock.9 Buybacks can improve EPS by reducing the number of shares outstanding.10 To the extent buybacks raise share prices, even transiently, they increase the wealth of corporate executives who received equity-based compensation. This Proposal aims to counterbalance these incentives senior executives have in favor of buybacks, by interposing a Committee analysis to ensure that sales are in Merck’s long-term best interest.

2.	Merck’s senior executive compensation arrangements do not provide the needed oversight to manage this risk effectively.

Merck more than doubled its share repurchases in 2018. According to the company’s 10-K, the company spent over $4 billion to buy back its stock in 2017, followed by $9 billion last year: a 126.5% increase. Dividends, by comparison, increased 0.1% from 2017 to 2018. Meanwhile, the company’s spending on research and development (R&D), a key indicator of innovation and long-term value creation, dropped by $456 million (a 4.5% decrease) between 2017 and 2018.11

Throughout this busy share repurchase period in 2018, and as the stock price rose, Merck CEO Kenneth Frazier began aggressively selling stocks he received as part of his compensation package. In less than nine months, Merck’s CEO sold $110 million of stock.12 These insider sales at Merck surpassed and outpaced the cash-outs by CEOs in peer U.S. pharmaceutical companies during this same period, also coinciding with the largest buyback period in Merck’s recent history.13

Transaction Date	Shares Sold	Average Share Price	Value of stock sold
7/31/2018	228,091	$65.00	$14,826,691
9/18/2018	279,851	$70.08	$19,611,818
10/2/2018	279,850	$72.07	$20,168,258
2/5/2019	231,566	$78.08	$18,079,654
2/15/2019	135,613	$80.03	$10,853,106
2/21/2019	95,953	$80.01	$7,677,541
3/4/2019	20,105	$82.00	$1,648,684
3/13/2019	18,725	$82.00	$1,535,454
3/20/2019	192,736	$82.05	$15,813,372
Total			$110,214,578
SOURCE: Oxfam analysis using SEC Form 4 filings between July 2018 and March 2019 at https://www.secform4.com/insider-trading/310158.htm

The fact that Merck’s CEO cashed out over $110 million during a historic spike in company share repurchases is suggestive that the intention, and ultimate effect, of the company’s stock buyback program–which surged since the 2017 corporate tax reform–is structured to boost executive pay rather than to boost long-term shareholder value. Regardless of intent, the fact remains that company managers can personally enrich themselves when stock price jumps during a buyback period. Without proper oversight and governance around senior executive stock sales and buybacks, investors will not have insight into what is driving this key decision-making.

3.	Despite the Board’s claims, this disclosure is necessary, meaningful and in the best interests of MRK’s shareholders.

In its statement in opposition to the Proposal, Merck’s Board of Directors posits that the risk management measure we propose is unnecessary because the company’s formal stock ownership policy requires the CEO and senior executives to hold a substantial amount of Merck common stock. Yet, our concern is not the total amount of stock held or sold, nor is it necessarily the amount of stock repurchased by the company. Our main concern as shareholders is the rationale that drives the timing and amount of stock buybacks.

Additionally, Merck claims senior executives may have legitimate and compelling personal reasons that necessitate the sale of some stock, “unrelated to the prevailing trading price or the existence of a buyback program, such as medical or education expenses, the desire to balance a portfolio, or estate-planning needs.”14 But whether or not Merck’s CEO has legitimate and compelling personal reasons to liquidate his stock is irrelevant to this Proposal. Without increased oversight and transparency around these stock sales and coinciding buybacks, investors are left in the dark about how these strengthen the company’s long-term value.

Finally, Merck’s Board argues that Company policy and federal law constrain stock sales by executives. Senior executives are only permitted to sell Merck common stock “during a limited window period each quarter or pursuant to a pre-planned program entered into during a window period.” Senior executives also must obtain pre-approval from Merck’s legal department for any trade of Merck common stock, and report to the SEC when common stock is sold. However, these measures do not provide investors with information about how senior executive decision-making regarding the use of excess capital into stock repurchases serves long-term institutional interests.

III. Conclusion

We are concerned that the incentive structures in place at Merck may reward senior executives for increasing EPS through buybacks, rather than using that excess capital for productive investments to drive value over the medium and longer-term.

Merck’s Board of Directors should pay very close attention to the implications of a buyback, and how it threatens to disrupt the link between pay and performance in a way that does not serve the company’s long-term interest. To that end, we urge Merck’s Compensation Committee to approve sales of shares acquired through equity compensation programs and, if approval is granted, disclose to shareholders in writing why the sale is in the company’s long-term best interests.

We therefore urge shareholders to vote FOR Proposal 6.

For more information, please contact Niko Lusiani at nicholas.lusiani@oxfam.org or Diana Kearney at diana.kearney@oxfam.org.

1 For purposes of this Proposal, “Compensation Shares” are shares of Merck common stock obtained pursuant to a compensation award, grant or other similar arrangement, including shares obtained upon the exercise of stock options, vesting of restricted stock or settlement of a long-term incentive plan award. A Buyback occurs when Merck has announced it will be repurchasing shares of common stock.

2 See https://www.sec.gov/news/speech/speech-jackson-061118

3 See https://www.marketwatch.com/story/stock-buybacks-among-sp-500-companies-mark-a-record-streak-2019-03-25

4 See https://www.sec.gov/news/speech/speech-jackson-061118

5 William Lazonick, “Profits Without Prosperity: How Stock Buybacks Manipulate the Market, and Leave Most Americans Worse Off,” at 2 (Apr. 2014)

6 Matt Egan, “The Tax Cut Investment ‘Boom’ is Already Over. Some Say it Never Really Started” CNN.com, Jan. 23, 2019 at https://www.cnn.com/2019/01/23/business/investment-boom-tax-cuts-economy/index.html

7 NABE, Business Conditions Survey, 2019 at https://nabe.com/NABE/Surveys/Business_Conditions_Surveys/January_2019_Business_Conditions_Survey_Summary.aspx

8 See “Corporate Cocaine,” The Economist, Sept. 13, 2014 “[B]oth short-term investors and managers have incentives that could lead them to overdo buy-backs and neglect long-term investment projects.”); Lazonick, “Profits Without Prosperity: How Stock Buybacks Manipulate the Market, and Leave Most Americans Worse Off,” at 2 (Apr. 2014) (“Large-scale open-market repurchases can give a manipulative boost to a company’s stock price. Prime beneficiaries of stock-price increases are the very executives who decide the timing and amount of buybacks to be done.”).

9 E.g., Eleanor Bloxham, “Here’s Why You Should Care About How CEOs Get Paid,” Fortune, Oct. 20, 2015.

10 Steve Denning, “The Economist: Blue Chips Are Addicted to Corporate Cocaine,” Forbes, Sept. 19, 2014 at https://www.forbes.com/sites/stevedenning/2014/09/19/the-economist-blue-chips-are-addicted-to-corporate-cocaine/#6dee9a96264f

11 See: https://www.oxfam.org/en/research/hazardous-your-health

12 Oxfam analysis using SEC Form 4 filings between July, 2018 and March, 2019 at https://www.secform4.com/insider-trading/310158.htm

13 Oxfam analysis using SEC Form 4 filings between July, 2018 and March, 2019 at https://www.secform4.com/insider-trading/310158.htm. For updated buyback levels of Merck, and four US peer firms, see: https://www.oxfam.org/en/research/hazardous-your-health

14 Merck 2019 Proxy Statement